UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or Section 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 15, 2022

DYNAMICS SPECIAL PURPOSE CORP.

(Exact name of registrant as specified in its charter)

Delaware	001-40440	86-2437900
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification Number)

2875 El Camino Real

Redwood City, CA 94061

(Address of principal executive offices)

(408) 212-0200

Registrant’s telephone number, including area code

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, par value $0.0001 per share	DYNS	Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement.

Amendment to the Business Combination Agreement

On February 12, 2022, Dynamics Special Purpose Corp., a Delaware corporation (the “Company”), entered into an amendment (the “BCA Amendment”) to the Business Combination Agreement (as it may be amended and/or restated from time to time, the “Business Combination Agreement”), dated December 19, 2021, by and among the Company, Explore Merger Sub, Inc., a Delaware corporation (“Merger Sub”), and Senti Biosciences, Inc., a Delaware corporation (“Senti”). Capitalized terms used in this Current Report on Form 8-K but not otherwise defined herein have the meanings given to them in the Business Combination Agreement.

Pursuant to the Business Combination Agreement, on the Closing Date, Merger Sub will merge with and into Senti (the “Merger”), with Senti surviving as a wholly-owned subsidiary of the Company.

The BCA Amendment reflects, among other things, (a) a correction to section 5.7 of the Business Combination Agreement, such that the number of shares of Class A Common Stock available for issuance under the New Equity Incentive Plan will be increased each calendar year in an amount equal to the lesser of (x) a percentage specified in a schedule to the BCA Amendment of the aggregate number of shares of Class A Common Stock issued and outstanding as of the last day of the immediately preceding calendar year, and (y) such number of shares of Class A Common Stock as determined by the “Committee” (as defined and designated under the terms of the New Equity Incentive Plan), and (b) changes to the options Senti granted to certain Persons at the time the Business Combination Agreement was executed, with the effect that (i) certain Persons’ option award agreements reflect the fact that their option grants, which are for a number of shares of Company Common Stock, are subject to adjustment, and (ii) certain Persons’ options will commence vesting on the grant date (being the date the Business Combination Agreement was executed) while certain other Persons’ options will commence vesting on the Closing Date.

Other than as modified pursuant to the BCA Amendment, the Business Combination Agreement remains in full force and effect. The foregoing descriptions of the BCA Amendment and the Business Combination Agreement do not purport to be complete and are qualified in their entirety by reference to, respectively, the full text of the BCA Amendment, which was previously filed as Exhibit 2.2 to the Form S-4 filed with the U.S. Securities and Exchange Commission (the “SEC”) by the Company on February 14, 2022 and is Exhibit 2.1 hereto and incorporated herein by reference, and of the Business Combination Agreement, a copy of which was filed as Exhibit 2.1 to the Current Report on Form 8-K filed with the SEC by the Company on December 20, 2021, and is incorporated herein by reference.

Amendment to Senti Support Agreements

On February 12, 2022, the Company entered into amendments (the “Senti Support Agreement Amendments”) to certain support agreements (as they may be amended and/or restated from time to time, the “Senti Support Agreements”), dated December 19, 2021, by and among the Company, Senti, and certain Senti stockholders (each a “Senti Supporting Stockholder”, and together, the “Senti Supporting Stockholders”).

Pursuant to the Senti Support Agreements, the Senti Supporting Stockholders agree, among other things, that they will not transfer their shares of Class A Common Stock, subject to certain permitted transfers, for 12 months following the Closing (such period, the “General Lock-Up”); provided, that if the last reported sale price of the Class A Common Stock is greater than or equal to $12.00 per share over any 20 trading days within any consecutive 30 trading day period commencing at least 150 days after the Closing, then the restriction shall cease to apply.

The Senti Support Agreement Amendments amend the Senti Support Agreements such that, among other things, the shares of Class A Common Stock of the Senti Supporting Stockholders who signed the Senti Support Agreement Amendments may not be transferred, subject to certain permitted transfers, for three years following the Closing (such period, “the Extended Lock-Up”). Unlike the General Lock-Up, the Extended Lock-Up does not terminate early based on the share price performance of Class A Common Stock. All other shares of Senti which the Senti Supporting Stockholder held on the date the Senti Support Agreement Amendment was executed or thereafter acquires are subject to the General Lock-Up.

Other than as modified pursuant to the Senti Support Agreement Amendments, the Senti Support Agreements remains in full force and effect. The foregoing descriptions of the Senti Support Agreement Amendments and the Senti Support Agreements do not purport to be complete and are qualified in their entirety by reference to, respectively, the full text of the Senti Support Agreement Amendments, the form of which was previously filed as Exhibit 10.24 to the Form S-4 filed with the SEC by the Company on February 14, 2022 and is Exhibit 10.1 hereto and incorporated herein by reference, and of the Senti Support Agreements, the form of which was attached as Exhibit C to Exhibit 2.1 of the Current Report on Form 8-K filed with the SEC by the Company on December 20, 2021, and is incorporated herein by reference.

Forward-Looking Statements

This Current Report contains forward-looking statements that are based on beliefs and assumptions and on information currently available. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Although we believe that we have a reasonable basis for each forward-looking statement contained in this Current Report, we caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, about which we cannot be certain. Forward-looking statements in this Current Report (including in documents incorporated into this Current Report by reference) may include, but are not limited to, statements regarding the proposed Merger, including the timing and structure of the Merger, the proceeds of the Merger, the initial market capitalization of the combined company following the Closing and the benefits of the Merger, as well as statements about the potential attributes and benefits of Senti’s product candidates and the format and timing of Senti’s product development activities and clinical trials. We cannot assure you that the forward-looking statements in this Current Report will prove to be accurate. These forward-looking statements are subject to a number of significant risks and uncertainties that could cause actual results to differ materially from expected results, including, among others, the ability to complete the Merger due to the failure to obtain approval from the Company’s stockholders or satisfy other closing conditions in the Business Combination Agreement, the occurrence of any event that could give rise to the termination of the Business Combination Agreement, the ability to recognize the anticipated benefits of the Merger, the outcome of any legal proceedings that may be instituted against the Company or Senti following announcement of the proposed Merger and related transactions, the impact of COVID-19 on Senti’s business and/or the ability of the parties to complete the Merger, the ability to obtain or maintain the listing of the Company’s Class A Common Stock on Nasdaq following the proposed Merger, costs related to the proposed Merger, changes in applicable laws or regulations, the possibility that the Company or Senti may be adversely affected by other economic, business, and/or competitive factors and other risks and uncertainties, including those included under the heading “Risk Factors” in the registration statement on Form S-4 (the “Registration Statement”) filed by the Company with the SEC on February 14, 2022, and those included under the heading “Risk Factors” in the final prospectus of the Company related to its initial public offering. Most of these factors are outside the Company’s and Senti’s control and are difficult to predict. Furthermore, if the forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified timeframe, or at all. The forward-looking statements in this Current Report represent our views as of the date of this Current Report. We anticipate that subsequent events and developments will cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we have no current intention of doing so except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this Current Report.

Additional Information About the Proposed Merger and Where To Find It

In connection with the proposed Merger, the Company filed the Registration Statement with the SEC on February 14, 2022, which includes a definitive proxy statement / prospectus that will be mailed to the Company’s shareholders. The Registration Statement is not yet effective. The Registration Statement, including the proxy statement / prospectus contained therein, when it is declared effective by the SEC, will contain important information about the Company, Senti and the proposed Merger and the other matters to be voted upon at a meeting of the Company’s shareholders to be held to approve the proposed Merger and other matters, and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. Shareholders of the Company may obtain a copy of the definitive proxy statement / prospectus once available, as well as other documents filed with the SEC regarding the proposed Merger and other documents filed with the SEC by the Company, without charge, at the SEC’s website located at www.sec.gov or by directing a request to 2875 El Camino Real, Redwood City, CA 94061.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

The Company and Senti, and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from the Company’s shareholders in connection with the proposed Merger. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of the Company’s shareholders in connection with the proposed Merger will be set forth in the Company’s proxy statement / prospectus in the Registration Statement. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement / prospectus when they become available. Shareholders, potential investors and other interested persons should read the proxy statement / prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This Current Report is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Merger and shall not constitute an offer to sell or a solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Item 9.01	Financial Statements and Exhibits.

•	(d) Exhibits

Exhibit No.	Description

2.1*	Amendment No. 1 to Business Combination Agreement, dated as of February 12, 2022, by and among Dynamics Special Purpose Corp., Explore Merger Sub, Inc., and Senti Biosciences, Inc.

10.1*	Form of Amendment to Company Stockholder Support Agreement entered into on February 12, 2022 by certain stockholders of Senti Biosciences, Inc.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Previously filed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: February 15, 2022

DYNAMICS SPECIAL PURPOSE CORP.

By:	/s/ Mostafa Ronaghi
Name: Mostafa Ronaghi
Title: Chief Executive Officer